[Company letterhead]

August 31, 2011

Filed Via Edgar

James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3561

RE:	Geltology Inc.
Amendment Number 1
Form S-1
Filed August 1, 2011
File No. 333-174874

Dear Mr. Allegretto:

This letter is in response to your letter dated August 24, 2011. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

1.	Please update the interim financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

We have updated the interim financial statements and related financial information in the filing in accordance with Rule 8-08 of Regulation S-X.

Outside Front Cover Page of Prospectus

2.
We note your response to comment six in our letter dated July 13, 2011. Currently, the first row beneath the columns “Offering Expenses(1)” and “Proceeds to Our Company (assuming that all shares offered are sold)” disclose information on an aggregate basis instead of a per share basis, even though the header for such first row states “Per share.” Please revise the information included in such first row to disclose your offering expenses and net proceeds on a per share basis. See Item 501(b)(3) of Regulation S-K.

We have disclosed the offering expenses and proceeds to the Company on a per share basis as requested by the Commission.

Prospectus Summary, page 2

Corporate Background, page 2

3.
Please revise the disclosure in the fifth paragraph to clarify that the revenue of $45,430 was the result of one transaction. Please also disclose the basis for your statement that you expect to generate an additional $75,000 to $100,000 in revenue during the second half of 2011. Please include in such disclosure the actions you have undertaken, or plan to undertake, to generate such amount of revenue.

We have revised the disclosure to indicate that the revenue of $45,430 derived from one transaction. We have removed the reference to expecting a specific amount of revenue during the remainder of 2011.

4.
We note your response to comment seven in our letter dated July 13, 2011. Please revise your disclosure throughout the prospectus to clarify that, while Messrs. Szender and Goldstein are officers of the company, they are independent contractors and not employees of the company.

We have revised our disclosure throughout the prospectus to clarify that while Messrs. Szender and Goldstein are officers of the Company, they are independent contractors and are not employees of the Company.

5.
We note your response to comment eight in our letter dated July 13, 2011. As requested by such comment, please revise to disclose that even if an application by a market maker for your common stock is accepted, a market for your common stock may not develop or be sustained.

We have revised the disclosure throughout the prospectus to disclose that even if an application by a market maker for our common stock is accepted, a market for our common stock may not develop or be sustained.

Risk Factors, page 3

Risk Factors Relating to Our Company, page 3

14. We rely on third-party suppliers…, page 8

6.	The last three sentences of the first paragraph of this risk factor contain language that mitigates the point of the risk. Please delete these sentences.

We have removed the three sentences as requested by the Commission.

Description of Business, page 17

7.
Your disclosure on page 22 indicates that Mr. Szender is self-employed and engages in the outsourcing business. Given that the outsourcing business currently is your primary line of business, and that such business “is completely dependent upon Mr. Szender’s skill, expertise and business contacts,” please discuss, here and/or elsewhere as appropriate, how Mr. Szender will balance his own business and the business of Geltology Inc. Include in your discussion the potential that conflicts of interest between Mr. Szender’s personal business and the business of Geltology Inc. relating to opportunities in the outsourcing business will arise, and any measures you have taken to prevent or resolve such conflicts. Please also consider adding a risk factor relating to these potential conflicts of interests.

Mr. Szender has agreed that he for so long as he is a director, officer or 5% shareholder in our company, he will conduct all of his outsourcing business solely through our company. We have amended the disclosure in the prospectus accordingly.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Yehuda Szender
/s/

President, Chief Executive Officer, Treasurer and Director
Geltology Inc.